Exhibit 12

DANAOS CORPORATION
Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007
Earnings
Income from continued operations (before equity income)	$28,164	$40,204	$74,307	79,488	$65,419	$78,448
Add:
Fixed charges	8,304	9,422	13,638	24,465	35,525	30,218
Amortization of capitalized expenses relating to indebtedness	—	—	—	101	109	124

Less:
Interest capitalized	—	2,027	3,215	5,275	8,620	15,680

	$36,468	$47,599	$84,730	$98,779	$89,433	$93,110

Fixed Charges
Interest expensed	8,304	7,395	10,423	19,190	23,905	14,538
Interest capitalized	—	2,027	3,215	5,275	8,620	15,680

	$8,304	$9,422	$13,638	$24,465	$32,525	$30,218

Ratio of Earnings to Fixed Charges	4.39	5.05	6.21	4.04	2.75	3.08